Sept. 16, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on Sept. 2, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated Sept. 8, 2009.

Dilution of the Price Paid for Shares, page 16

1.   We note your response to our prior comment three in our letter dated August 21, 2009.   However, we note inconsistencies in your disclosure related to the percentage of ownership applicable to both existing shareholders and purchasers of shares in the offering assuming only the 3 million shares being offered by the company are sold.   Please reconcile.

Revised for consistency.

Summary Compensation Table, page 28

2.           We note your response to our prior comment five in our letter dated August 21, 2009; however it appears no change has been made to the document.  Thus, we reissue the first part of our comment five in our letter dated August 21, 2009.  Please revise the disclosure in your Summary Compensation Table to present the correct dollar amount of restricted stock awarded to Mr. Rudish in 2008.   Refer to Item 402(n)(2)(v) of Regulation S-K.

Revised.

Unaudited Financial Statements

Balance Sheets, page FF-3

3.           We note you state in the Balance Sheet, for the three month period ended May 31, 2009, that the amount of shares authorized for issuance is 75,000,000.   However, we note elsewhere in the registration statement and in the Articles of Incorporation that the amount of authorized shares is 100,000,000.   Please reconcile.

Revised for consistency.

Statements of Cash Flows, page FF-5

4.           Please refer to comment eight in our letter dated August 21, 2009.  We note that you deleted the entry representing common stock issued for services in the amount of $15,000 from the financing activity section of the cash flow statement; however, it is appears to have been deleted entirely.    Please revise to correctly include this as a non-cash adjustment to net income (loss) in the operating cash flows section.

Revised.

Note 1—Condensed Financial Statements, page FF-6

5.           We note your disclosure that the Company’s February 28, 2009 audited financial statements are reported in “Form S/1-A filed with the SEC on December 16, 2008.”   Revise your disclosure to delete the reference to the filing of a registration  statement by the Company on this date.   We note the Company did not file a registration statement on Form S-1 on December 16, 2008.

Revised.

Exhibit 23.  Consent of Independent Registered Public Accounting Firm

6.            We note that Exhibit 23 relates to REM Business Solutions, Inc.   Revise to include the appropriate consent as it relates to this filing.

Revised.

Very truly yours,

/s/ Steve Rudish
President
Executive English Institute, Inc.